

Singapore Telecommunications Limited
31 Exeter Road, Comcentre, Singapore 239732
Republic of Singapore
Tel : +65 838 3388
Fax : +65 732 8428
nail : contact@singtel.com
'ebsite : www.singtel.com



03024296

82-3622

20 June 2003


SEC MAIL PROCESSING
RECEIVED
JUL 02 2003
WASH. D.C. 181 SECTION

SUPPL

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington
District of Colombia 20549

Dear Sir/Madam

SINGAPORE TELECOMMUNICATIONS LIMITED'S SUBMISSION TO SECURITIES AND EXCHANGE COMMISSION

Pursuant to Rule 12g3-2(b) of the U.S. Securities Exchange Act, we enclose the attached releases by Singapore Telecommunications Limited to the Singapore Exchange Securities Trading Limited.

Our SEC file number is 82-3622.

Yours faithfully

Christina Tan (Ms)
Legal Counsel

PROCESSED
JUL 11 2003
THOMSON FINANCIAL

Encs.

dlw 7/3

/Announcement/Submission to SEC/CT/at

MASNET No. 56 OF 17.06.2003
Announcement No. 56

SINGAPORE TELECOMMUNICATIONS LIMITED

News Release - SingTel is named Asia's best for sixth consecutive year

Attached is a news release made by Singapore Telecommunications Limited on the above.



NR-170603-TelecomAsia awards.p

Submitted by Chan Su Shan (Ms), Company Secretary on 17/06/2003 to the SGX



SEC File No: 82-3622

News Release

Embargoed till 8.00pm on 17 June 2003

SingTel is named Asia's best for sixth consecutive year

Optus also among winners in the Telecom Asia *Awards 2003*

Singapore, 17 June 2003 -- Singapore Telecommunications Ltd (SingTel) has, for the sixth year running, been named as Asia's best by *Telecom Asia,* the region's leading telecom publication. In the *Telecom Asia* Awards 2003 presented this evening, SingTel has again won the prestigious Best Asian Telecom Carrier award.

SingTel Optus, the Group's Australian unit, picked up two awards for the first time. Optus was named Best Asian Competitive Carrier, while Chief Executive, Mr Chris Anderson, was honoured with the Best Asian Telecom CEO title.

This year's awards feature a new format with the introduction of a seven-member expert panel which determined the winners. Judging criteria included a combination of financial, operational and corporate governance factors.

Mr Lee Hsien Yang, President & CEO of SingTel, said: "The award affirms SingTel's position as the region's leader in telecommunications. It is a great honour to be again accorded this recognition, and it is an encouraging testament to the hard work and effort put in by everyone at SingTel this past year.

"We owe a big 'thank you' as well to our customers throughout the region. Without their support and patronage, this award would not have been possible. We will continue to build on our strengths as a pan-Asian carrier, providing world class telecommunications services to customers, big and small, across the Asia Pacific.

"Even with this award, SingTel will certainly seek to improve on its performance. Our focus remains on meeting the needs of our customers with innovative and reliable solutions, while continuing to create value for our shareholders."

On the wins by Optus, Mr Lee said: "I am delighted that Chris Anderson and Optus have both been recognised in the awards. Chris and his team deserve it for a remarkable turnaround this past year. I believe that as a member of the SingTel Group, Optus, with its proven capacity for growth, is extremely well positioned for continued outperformance in the Australian telecoms market.

Mr Anderson said: "Optus is the challenger in the Australian marketplace. We provide innovative products and services to Australian corporates and consumers. I am delighted that Optus has been recognised for this strong performance."



Mr Robert Clark, *Telecom Asia* Group Editor, said: "At a time when conditions are challenging, it is important to identify and reward the achievers in Asian telecommunications. This year's winners were those who not only performed well financially but who also demonstrated the ability to innovate, to lead their sectors, and a commitment to good governance and transparency."

SingTel has been recognised with awards and titles by a number of leading publications. Among others, in the *FinanceAsia* 2003 poll, Asian fund managers voted SingTel as Asia's Best Telecoms Company.

~~~~~~~~~~~~~~~

More about the *Telecom Asia* 2003 Awards

This year was the first in which the awards were selected by a panel of judges, using a template created by Pyramid Research. Pyramid developed a shortlist of five companies in each category on the basis of financial performance, upon which the judges voted on industry leadership, technology innovation and corporate governance and citizenship. The judging methodology involved both quantitative metrics, comparing revenue and expenditure performance, as well as qualitative assessments of market leadership and levels of innovation.

The seven members of the judging panel are Rosemary Sinclair, Asia-Pacific Vice Chair of the International Telecommunications Users' Group (INTUG); Simon Twiston Davies, CEO of the Cable & Satellite Broadcasters' Association of Asia (CASBAA); Jeanette Chan, Partner, Paul Weiss Rifkind Wharton & Garrison; Ross O'Brien, Principal Analyst, Pyramid Research Asia; Robert Clark, Group Editor, Telecom Asia; John Tanner, Global Technology Editor, Telecom Asia; and Ashis Bhattacharya, IE Singapore.

About SingTel

SingTel has operations and investments in more than 20 countries and territories around the world. Serving both the corporate and consumer markets, it is committed to bringing the best of global communications to customers in the Asia Pacific and beyond.

Operating out of two major centres, Singapore and Australia (through wholly-owned subsidiary SingTel Optus), the SingTel Group provides a comprehensive portfolio of services that include voice and data services over fixed, wireless and Internet platforms.

In Singapore, SingTel has had more than 120 years of operating experience and has played an integral part in the development of the city as a major communications hub in the region. In Australia, Optus serves more than six million customers. It has driven the competition as the challenger brand and led the way in technological innovations and breakthroughs.

The SingTel Group employs more than 19,000 people around the world and had a turnover of S$10.26 billion (US$5.80 billion) for the year ended 31 March 2003. More information can be found @ www.singtel.com.
~~~~~~~~~~~~~~~



About SingTel Optus

SingTel Optus is an Australian leader in integrated communications - serving more than five million customers each day. The company provides a broad range of communications services including mobile, national and long distance services, local telephony, international telephony, business network services, Internet and satellite services and subscription television.

Since commencing operations in 1992, Optus has invested more than $7 billion in the construction of fixed, mobile and satellite networks, including central business district, suburban local access networks, optic fibre, national trunk, Hybrid Fibre Coaxial and international undersea cables. These networks provide the company with an advanced technology platform capable of delivering cutting-edge communications, information and entertainment services.

In 2001, SingTel became the parent company of Optus, paving the way for Optus to become a strong and strategic telecommunications player within the Asia-Pacific region. More information can be found @ www.optus.com.au.

MASNET No. 3 OF 19.06.2003
Announcement No. 3

SINGAPORE TELECOMMUNICATIONS LIMITED

OPTUS MOBILE PRESENTATION AT UBS SYDNEY MOBILE CONFERENCE

Attached are the presentation materials in connection with a presentation on Optus Mobile to be given by Mr Allen Lew, Managing Director, Optus Mobile, on 19 July 2003.



UBSW conference - Optus mobile - Jun 19 200:

Submitted by Chan Su Shan (Ms), Company Secretary on 19/07/2003 to the SGX

Allen Lew
Managing Director
Optus Mobile

UBS Warburg

Australian Mobile Conference

19 June 2003

'yes'
OPTUS



Presentation Overview

- **Optus Mobile is strongly positioned**
  - SingTel Group: regional economies of scale
  - Optus Mobile: strong track record
  - Strategic focus:
    - grow share of high value subs
    - stimulate data revenues

- **Areas where co-operation may provide the best outcome for Australia**
  - Regional coverage
  - 3G
  - M-Commerce


'yes'
OPTUS

Regional Mobile Family of 35M subscribers




3.1M
GLOBE TELECOM
7.1M
AIS
11.5M
SingTel
1.5M
TELKOMSEL
6.6M
'yes' OPTUS
4.7M

Key Benefits

- Economies of scale in handset purchasing
- Product development synergies
- Benchmarking and experience sharing

We are well positioned to continue to grow as regional penetration increases



Subscribers (Millions)

All market leaders in markets with large populations and low current penetration

Market share

80%
70%
60%
50%
40%
30%
20%
10%
0%

AIS 11.5
Telekomsel 6.6
Globe 7.1
Bharti 3.1
Optus 4.7
SingTel 1.5

Early adopters
Mass Market adoption
Slow-down

-20% 0% 20% 40% 60% 80% 100%

Mobile penetration

SingTel

'yes' OPTUS



Our regional markets are forecast to grow at 22% CAGR



160
140
120
100
80
60
40
20
0
91m
22%
CAGR
164m
2003F
2006F
India
Phillipines
Indonesia
Thailand
Australia
Singapore

* Source: UBSW


SingTel



'yes'
OPTUS

Optus Mobile revenues up 20% YOY to $2.9bn

Double digit growth in service revenues

Mobile service revenue (A$m)

A$2,669m

FY02 FY03

Customers up to 4.7m


14%

EBITDA margin up from 34%


36%

Coverage improved with more base stations


3500

Key indicators are all tracking upwards

	Quarter ended		
	Mar 03	Mar 02	Status
Market Share			
• Subscribers	33.9%	33.8%	↑
• Revenue*	32.5%	29.5%	↑
Drivers			
• Blended ARPU**	$51	$51	↑
• Post Paid ARPU**	$68	$63	↑
• Data % of service revenue	14%	9%	↑

* Source JP Morgan and ABN Amro (average)

**Excluding equipment revenue


SingTel


'yes'
OPTUS

There are many challenges and opportunities for Optus Mobile


Mobile Industry
• New to market growth slowing
• Rates expected to continue to fall
Technology
• Handset evolving rapidly to colour screens
• Innovative 2.5G applications being developed
Optus Mobile
Competitors
• Telstra Loop
• Vodafone Live
• New entrant in 3G
Customer behaviours
• Still handset driven
• Beginning to use phone for more than just voice

SingTel

'yes' OPTUS

We will continue to outgrow the market and achieve growth in FY04



Strategic Thrusts	Strategic Focus
 Increase share of subscribers	• Focus to penetrate business market • Differentiate to win post-paid subs from other networks • Protect leadership in prepaid
 Retain existing customers	• Increased focus on customer lifecycle management • Focus sales channel on acquisition & recontracting
 Grow ARPU per sub	• Continue migration to higher value post paid subs • X-sell/up-sell email, entertainment & info applications • Stimulate fixed to mobile substitution
 Reduce cost structure	• Use handset subsides to attract/retain high value customer and manage introduction of new services • Grow opex slower than revenue

This year we will stimulate data revenues beyond P2P SMS

- **Optus first to market with:**
  - Video MMS
  - Microsoft Smartphone
  - Mobile Mail across Pocket PC and Palm operating systems
- **Reduction in GPRS pricing to stimulate adoption of e-mail and other higher bandwidth data products**
- **Launch of premium SMS content and services with 3rd party engagement model**


YOUR MOBILE OFFICE IS HERE.
NOKIA



SingTel

'yes' OPTUS

Three areas where co-operation may provide the best outcome for Australia



Key issues	Optus' current status	Potential benefit
 Regional coverage	• Optus extending regional coverage especially in NSW and VIC	• Future-proofing regional coverage though competition at lowest economic cost
 3G migration	• 3G trial commencing July 03	• Closer matching of capacity to demand – lower overall prices for consumers
 M-commerce stimulation	• Developing EFTPOS based m-payment solution • Billing on behalf for 3rd party content	• Agreement of a common standard and approach will lead to greater take-up by merchants and consumers

SingTel

'yes' OPTUS

Key Messages

- **Optus Mobile is strongly positioned**
  - SingTel Group: regional economies of scale
  - Optus mobile: strong track record
  - Strategic focus: grow share of high value subs and stimulate data revenues

- **Optus will pursue "rational" competition wherever possible to ensure we are able to provide our customers with the best possible services at lowest capital costs**

- **Optus is interested in working with other carriers and/or government to:**
  - Futureproof regional GSM coverage
  - Stimulate 3G takeup via network sharing or roaming
  - Develop an Australian M-commerce standard which is supported by all carriers and supports all mobile users (post & pre paid)


SingTel


'yes'
OPTUS

Allen Lew
Managing Director
Optus Mobile

UBS Warburg

Australian Mobile Conference

19 June 2003

'yes'
OPTUS

MASNET No. 7 OF 20.06.2003
Announcement No. 7

SINGAPORE TELECOMMUNICATIONS LIMITED

OPTUS MOBILE PRESENTATION AT UBS SYDNEY MOBILE CONFERENCE

Further to the above captioned announcement sent to the SGX on 19 June 2003, Singapore Telecommunications Limited wishes to clarify that the date of the presentation on Optus Mobile by Mr Allen Lew, Managing Director, Optus Mobile, was 19 June 2003 instead of 19 July 2003.

Submitted by Chan Su Shan (Ms), Company Secretary on 20/06/2003 to the SGX